BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

October 3, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Justin Dobbie, Legal Branch Chief
John Stickel, Legal
Beverly Singleton, Accounting
Andrew Mew, Accounting

Re:	Empire Post Media, Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form 10
Filed on July 10, 2018
File No. 000-55962

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10 (“Amendment No.2). The Amendment No.2 has been revised in accordance with the Commission’s comment letter dated October 1, 2018 (“Comment Letter”).

Amendment No. 1 to Form 10

Changes in and Disagreements with Independent Registered Public Accounting Firm on Accounting and Financial Disclosure, page 18

1. In accordance with your comment, the Audit Opinion has been revised to indicate that the auditors have served as the Company’s auditors since “2018” instead of “2017”.

We believe that we have responded to all your comment, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. P. Dunn, CEO